October 6, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. James O’Connor

Re: Post-Effective Amendment No. 68 and Amendment No. 70 (the “Amendment”) to the Registration Statement on Form N-1A of HighMark Funds (the “Trust”) (File Nos. 033-12608 and 811-05059)

Dear Mr. O’Connor:

This letter responds to the comments provided by you on September 8, 2011 regarding the Amendment, which was filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2011 and is related to Class U Shares of HighMark Value Momentum Fund, a series of the Trust (the “Fund”). For convenience of reference, each comment has been summarized before the relevant response. Capitalized terms not defined herein shall have the same meanings ascribed to them in the prospectus (the “Prospectus”) or the statement of additional information (the “SAI”), as applicable, in the Amendment.

A. Comments Applicable to the Prospectus

1. Comment: In the “Fees and Expenses of the Fund” section of the Prospectus, we suggest that the Fund omit the shareholder fees part of the table since none are charged. See Instruction 1(c) to Item 3 of Form N-1A.

Response: The Trust respectfully declines to make the requested change. Although the Trust acknowledges that instruction 1(c) to Item 3 of Form N-1A permits a Fund to omit captions if the Fund does not charge the fees or expenses covered by the captions, the Trust prefers to leave in the shareholder fees portion of the table to make explicit, what would otherwise have to be implied, that no shareholder fees are charged.

2. Comment: In the “Annual Fund Operating Expenses” table in the Prospectus, please use the term, “Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement” as suggested by Instruction 3(e) to Item 3, instead of “Net Expenses.”

Response: The Trust respectfully declines to make the requested change. Instruction 3(e) of Item 3 of Form N-1A provides that the Fund “should use appropriate descriptive captions, such as … ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].’” The Trust believes “Net Expenses” is an appropriate descriptive caption because the word “net” describes that the expenses shown are the total annual fund operating expenses remaining after the fee waiver and expense reimbursement.

3. Comment: In the second footnote to the “Annual Fund Operating Expenses” table in the Prospectus, explain the reference to “certain pooled investment vehicles.” There is no Acquired Fund Fees and Expenses line item, but subsequent disclosure indicates that the term also refers to Real Estate Investment Trusts (“REITs”). Will the Fund invest in REITs or other “pooled investment vehicles”? If so, discuss these investments in the strategies disclosure.

Response: The Trust has removed the word “certain” from the phrase “certain pooled investment vehicles.” The Trust has not included an Acquired Fund Fees and Expenses line item because it does not estimate that during the first year of the class’s operations Acquired Fund Fees and Expenses will exceed 0.01% of the net asset value of the class. In addition, while REITs and other investment company securities are included in the table of securities and techniques the Fund may use in the “Investments, Investment Techniques and Risks” section of the Prospectus, investing in REITs and other investment company securities are not principal investment strategies of the Fund. Therefore, the Trust respectfully declines to add disclosure with respect to investing in REITs and other investment company securities to the “Principal Investment Strategies” section.

4. Comment: Please explain supplementally what the “limitations” are that are referred to in the second footnote to the “Annual Fund Operating Expenses” table in the Prospectus.

Response: Under the current agreement, HighMark Capital Management, Inc. (the “Adviser”) may recoup from the Fund any of the fees and expenses it has waived and/or reimbursed until the end of the third fiscal year after the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to the following limitations: (i) the Fund will make such payment only if the operating expenses of Class U Shares of the Fund (exclusive of portfolio brokerage and transaction costs, as well as taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by the Fund through investments in pooled investment vehicles), without regard to such payment, are at an annual rate (as a percentage of the average daily net assets attributable to Class U Shares of the Fund) of less than 0.87%; (ii) the amount of such deferred fees and expenses paid by the Fund with respect to any fiscal year will be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund with respect to Class U Shares (exclusive of portfolio brokerage and transaction costs, as well as taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by the Fund through investments in pooled investment vehicles) do not exceed the annual percentage rate of 0.87%; and (iii) in the event the Adviser is entitled to recoup any fees and expenses that it has waived and/or reimbursed and it waives its rights to recoup such deferred fees and expenses, the Adviser shall be deemed to have forever thereafter forfeited its rights to receive such waived deferred fees and expenses.

5. Comment: In the “Principal Investment Strategies” section of the Prospectus, please explain supplementally what “primarily in U.S. stocks” means. Based on subsequent disclosure, the Fund will invest at least 80% in “U.S. common stocks.” If so, state this.

Response: The Trust has revised its disclosure from “The Fund, under normal market conditions, invests primarily in U.S. stocks that the portfolio managers believe are undervalued.” to state the following: “The Fund, under normal market conditions, invests in stocks and other securities that the portfolio managers believe are undervalued.”

6. Comment: In the “Principal Investment Strategies” section of the Prospectus, please change the phrase “historic valuation” to “historical valuation.”

Response: The requested change has been made.

7. Comment: In the “Principal Investment Strategies” section of the Prospectus, there needs to be an explanation of the “momentum” part of the Fund’s strategy (e.g., the Fund will invest in undervalued companies with positive earnings momentum). In addition, the statement “The portfolio managers then screen these stocks to eliminate those that demonstrate excessive negative price or earnings momentum” is confusing. It arguably implies that the Fund will invest in companies with negative price or earnings momentum, as long as it is not excessive. Please clarify the momentum strategy.

Response: The Trust respectfully declines to make the requested changes because the Trust believes that the disclosure accurately describes the strategy.

8. Comment: In the “Principal Investment Strategies” section of the Prospectus, please explain supplementally what “generally” means in the sentence beginning with “The Fund generally will invest in companies with a medium to large market capitalization….” Please state whether the Fund may invest in companies of any market capitalization and if so, the extent to which it may invest in small cap companies.

Response: “Generally” means that the Fund normally invests most of its assets in companies with medium to large market capitalizations, but is not required to do so exclusively. The Trust has revised its disclosure to state the following: “The Fund generally will invest in companies with medium to large market capitalizations, although the Fund may invest in companies of any size, and a majority of them will pay dividends.” Notwithstanding the foregoing, investing in small cap companies is not a principal investment strategy of the Fund; therefore, the Trust respectfully declines to state the extent to which the Fund invests in small cap companies.

9. Comment: In the “Principal Investment Strategies” section of the Prospectus, the disclosure states that the Fund’s strategy is to invest in companies with medium to large capitalizations. This is defined to include companies within the range of companies in the S&P 500 Index and the Russell 1000 Value Index. This approach is different from the approach of an index fund which replicates the indices, and it raises definitional issues. As a general matter, the S&P 500 may not be an appropriate proxy for a fund to use to define the term “large capitalization.” It is an index that focuses on the large cap segment of the market based on how widely the shares are held, but it does not make any representation that all of the securities included in the index (even as of the rebalance date) are those of large cap companies. The low end of the market cap range of companies in the S&P 500 Index — i.e., $1.4 billion — would include companies generally defined as mid-cap. Thus, the Fund could be within the market cap range of the S&P 500 and be entirely in mid-cap stocks. The Russell 1000 Value Index, which includes companies within its range that are often defined as small cap, as well as mid cap, presents the same issue and arguably to a greater degree. In the case of both indices, the mid or small cap companies are tiny percentages of the indices so there is no potential for abuse in the case of index funds that identify themselves as large cap by reference to the indices. (We note that the same issue exists with respect to the Russell MidCap Index, which includes companies whose asset size would be defined as small cap.) However, in the case of actively managed funds that have “large cap” in their names and that define “large” by reference to the asset range of the S&P 500 index, there is a potential for abuse. Such a fund could consider itself free to invest to any extent in any size companies within the range of companies in the index. Although, in this case, the Fund does not implicate the names rule, we suggest that the market capitalization range of the companies that the adviser regards as “large capitalization” and “medium capitalization” be defined by reference to generally accepted market capitalization ranges for large cap and mid cap companies.

Response: The Trust believes that the S&P 500 Index, the Russell 1000 Value Index and the Russell MidCap Index are generally accepted market capitalization ranges for large cap and mid cap companies. Additionally, the Fund may invest in companies of any size. Therefore, the Trust respectfully declines to make the requested change.

10. Comment: Define “securities” as used in the following sentence: “…[T]he Fund may invest up to 20% of the Fund’s assets in foreign securities…” in the “Principal Investment Strategies” section of the Prospectus. Disclose the size of the foreign companies in which the Fund may invest.

Response: The Trust has revised its disclosure in the “Instruments, Investment Techniques and Risks” section of the Prospectus, and now describes “foreign securities” as follows: “Stocks issued by foreign companies including American Depositary Receipts (ADRs) and locally traded securities.” The Trust respectfully declines to define “securities” in the “Principal Investment Strategies” section of the Prospectus because the Trust believes that the description of “foreign securities” in the “Instruments, Investment Techniques and Risks” section of the Prospectus is sufficient disclosure.

The Trust respectfully declines to separately disclose the size of the foreign companies in which the Fund may invest. The Trust notes that the following statement is included in the “Principal Investment Strategies” section of the Prospectus: “The Fund generally will invest in companies with medium to large market capitalizations, although the Fund may invest in companies of any size, and a majority of them will pay dividends.” The Trust believes the foregoing statement is sufficient disclosure.

11. Comment: In the “Principal Risks” section of the Prospectus, please disclose the risks of investing in mid cap companies.

Response: The following risk has been added to the “Principal Risks” section of the Prospectus:

Medium-Sized Companies Risk: Investing in medium-sized companies is generally more risky than investing in large companies, for a variety of reasons. Many medium-sized companies are young and have limited track records. They also may have limited product lines, markets or financial resources. They may, in addition, be more vulnerable to adverse business or economic developments than larger companies. Stocks issued by medium-sized companies tend to be less liquid and more volatile than stocks of larger companies or the market averages in general. In addition, medium-sized companies may not be well-known to the investing public, may not have institutional ownership, and may have only cyclical, static, or moderate growth prospects. The performance of the Fund may be more volatile than that of a fund that invests primarily in larger companies.

12. Comment: Please explain supplementally whether the Fund will invest in any of the other instruments in the list starting on page 15 as a principal investment strategy. If so, please disclose those instruments and describe the risks.

Response: Although the Fund may invest in any of the instruments that are in the table starting on page 14 in the “Instruments, Investment Techniques and Risks” section of the Prospectus, all of the instruments in which the Fund intends to invest as a principal investment strategy are already described in the “Principal Investment Strategies” section of the Prospectus. Therefore, no additional instruments have been added to the “Principal Investment Strategies” section or described in the “Principal Risks” section of the Prospectus.

13. Comment: In the “Principal Risks” section of the Prospectus, please discuss the specific risks of the Fund’s “value momentum” style of investing.

Response: The Trust respectfully declines to make the requested change since the Trust has already included an “Investment Style Risk” in the “Principal Risks” section of the Prospectus and believes that the risks included in the “Principal Risks” section adequately describe the risks of investing in the Fund.

14. Comment: In the “Performance Information” section of the Prospectus, please delete the phrase “In the case of Class U Shares.” In addition, the whole sentence (“In the case of Class U Shares, the historical performance information shown below reflects the performance of Fiduciary Shares of the Fund”) may be unnecessary in that the statement is repeated following the table.

Response: The Trust has deleted the sentence “In the case of Class U Shares, the historical performance information shown below reflects the performance of Fiduciary Shares of the Fund.”

15. Comment: In the disclosure beneath the “Average Annual Total Returns” table of the Prospectus, I would suggest that the description of the unmanaged Russell 1000 Value Index is unnecessary in the case of a second broad based index. Instruction 2(b) of Item 4 appears to go to “more narrowly based indexes.”

Response: The Trust respectfully declines to delete the description of the unmanaged Russell 1000 Value Index. The Trust interprets Instruction 2(b) of Item 4 of Form N-1A to call for a description of an additional index if an additional index is included in the table.

16. Comment: In the “Shareholder Guide – How to Invest in HighMark Funds” section of the Prospectus, under the heading “Payments for Distribution and Shareholder Services,” the Prospectus reads as follows: “However, some broker-dealers that sell Shares of the Fund may receive commissions from the Fund in connection with the execution of the Fund’s portfolio transactions.” Please provide an estimate of this expense in the fee table. Please also explain supplementally whether this expense is covered by the fee waiver.

Response: The Trust respectfully declines to provide an estimate of the brokerage commissions incurred by the Fund in the fee table as they are not required to be included as a line item by Item 3 of Form N-1A nor are they customarily included in the fee tables. Brokerage commissions are not covered by the fee waiver.

17. Comment: In the “Transaction Policies” section of the Prospectus under the heading “Right to Reject or Restrict Purchase and Exchange Orders,” the Prospectus states that the Fund reserves the right to refuse any exchange order or to suspend redemptions. Clarify in the disclosure that the Fund may only “reject” an exchange to the extent that it will not permit the reinvestment half of the exchange transaction, but that the investor’s right to redeem will not be affected.

Response: The Trust has modified the disclosure to state the following:

Right to Reject or Restrict Purchase Orders. Purchases and exchanges should be made primarily for investment purposes. The Fund and/or its principal underwriter reserves the right to refuse any purchase order (or the purchase side of an exchange order) at any time with respect to any shareholder, including transactions representing excessive trading and transactions accepted by any shareholder’s financial adviser. In addition, HighMark Capital Management, Inc. will use its best efforts to detect short-term trading activity in the Fund’s Shares and reject any purchase, or the purchase side of an exchange, if, in its judgment, the transaction would adversely affect the Fund or its shareholders. HighMark Capital Management, Inc., however, will not always be able to detect or prevent market timing activity or other trading activity that may disadvantage the Fund. For example, the ability to monitor trades that are placed by omnibus or other nominee accounts is limited when the broker, retirement plan administrator or fee-based program sponsor maintains the record of the Fund’s underlying beneficial owners. However, each such financial intermediary is contractually obligated to implement HighMark Funds’ market timing policy and to stop a beneficial owner from trading if so requested by HighMark Funds. If HighMark Capital Management, Inc. reviews a financial intermediary’s market timing policy and concludes that it sufficiently protects HighMark Funds’ shareholders, HighMark Capital Management, Inc. may choose to defer to the financial intermediary’s policy rather than implement HighMark Funds’ policy through that financial intermediary. In the event that the Fund or its agent rejects or cancels an exchange request, the purchase side of the exchange will not be processed.

18. Comment: In the section “Transaction Policies,” under the heading “Right to Reject or Restrict Purchase and Exchange Orders,” mention the information sharing agreements required by Rule 22c-2.

Response: The Trust respectfully declines to make the requested change because Form N-1A does not call for disclosure regarding the information sharing agreements required by Rule 22c-2 under the 1940 Act.

19. Comment: In the “Instruments, Investment Techniques and Risks” section of the Prospectus, please clarify which of these instruments the Value Momentum Fund will invest in.

Response: The Fund may invest in any of the instruments mentioned in the table starting on page 14 in the “Instruments, Investment Techniques and Risks” section of the Prospectus.

B. Comments Applicable to the SAI

1. Comment: In the “Investment Restrictions” section of the SAI, the discussion of the Fund’s investment restrictions is confusing because the restrictions on diversification, concentration, borrowing, lending, issuing senior securities, etc., are discussed in two or three separate locations in the section. Please combine and conform the separate discussions of the same restrictions. Specifically, please combine the various discussions of the Fund’s lending and borrowing policy and the continuing asset coverage requirements that apply to its lending and borrowing to create one coherent statement of the policy.

Response: The Trust respectfully declines to modify any of the fundamental investment restrictions because the Trust’s understanding is that Section 13 of the 1940 Act would require a vote of a majority of the outstanding voting securities of the Fund to make such changes, which would not be feasible to receive prior to the effective date of this registration statement. Within the last eight years, the Trust attempted to update the Fund’s fundamental policies by shareholder vote, but the Fund’s shareholders did not approve the changes. For the modification to the sub-section “1940 Act Restrictions,” please see response to comment number 7 below.

2. Comment: In the “Investment Restrictions” section of the SAI, under fundamental investment restriction number two, please replace the word “total” with word “net” from the phrase “May not purchase any securities that would cause more than 25% of the Fund’s total assets…” (emphasis added). Additionally add “or group of industries” after “industry.”

Response: The Trust respectfully declines to modify the fundamental investment restriction because the Trust’s understanding is that Section 13 of the 1940 Act would require a vote of a majority of the outstanding voting securities of the Fund to make such changes, which would not be feasible to receive prior to the effective date of this registration statement.

3. Comment: In the “Investment Restrictions” section of the SAI, combine the inconsistent discussions of the Fund’s diversification/concentration policies in fundamental investment restriction numbers two, four and five. We note that the correct definition of concentration, as set out in Item 9, is provided under the heading “1940 Act Restrictions.”

Response: The Trust respectfully declines to modify any of the fundamental investment restrictions because the Trust’s understanding is that Section 13 of the 1940 Act would require a vote of a majority of the outstanding voting securities of the Fund to make such changes, which would not be feasible to receive prior to the effective date of this registration statement.

4. Comment: In fundamental investment restriction number three in the “Investment Restrictions” section of the SAI, please explain that the Fund’s lending of its securities and making of any other loans, such as repurchase agreements, are subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act. Confirm that the obligations of the sellers to repurchase securities under repurchase agreements will be “collateralized fully” under Rule 5b-3. Please explain to us the role of the board with respect to the Fund’s lending of its portfolio securities. Please confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response: The Trust respectfully declines to modify the fundamental investment restriction because the Trust’s understanding is that Section 13 of the 1940 Act would require a vote of a majority of the outstanding voting securities of the Fund to make such changes, which would not be feasible to receive prior to the effective date of this registration statement. The Trust confirms that the Fund’s securities loans and repurchase agreements will meet the requirements of the 1940 Act and the rules thereunder. The Trust notes that the requirements of Section 18(f)(1) of the 1940 Act are disclosed in the subsection “1940 Act Restrictions” of the “Investment Restrictions” section of the SAI. With respect to the Fund’s lending of portfolio securities, the Board of Trustees of the Trust (the “Board”) reviews the Trust’s “Securities Lending Policies and Procedures” (the “Policy”) as often as it deems appropriate, but no less often than annually, and recommends changes as it deems appropriate. Under the Policy, the Fund’s custodian provides to the Board quarterly reports regarding securities lending activities of the series of the Trust. Also under the Policy, the Board approves annually the policies for investment of cash collateral. The Trust pays the securities lending agent a fee of six basis points per annum, calculated on the value of total daily outstanding loan balances for each series of the Trust. The Fund will receive the income on the collateral invested by the Fund, subject to the Fund’s obligation to pay the six basis point fee described above.

5. Comment: In fundamental investment restriction number six in the “Investment Restrictions” section of the SAI, please revise the hypothetical statement (The Fund “[m]ay issue senior securities to the extent permitted by the Investment Company Act of 1940, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.”) because, as stated below, the Fund, as an open-end investment company, is prohibited by Section 18(f)(1) from issuing senior securities, except for bank borrowings that have 300% coverage or borrowings that are temporary.

Response: The Trust respectfully declines to modify the fundamental investment restriction because the Trust’s understanding is that Section 13 of the 1940 Act would require a vote of a majority of the outstanding voting securities of the Fund to make this change, which would not be feasible to receive prior to the effective date of this registration statement.

6. Comment: In fundamental investment restriction number eight in the “Investment Restrictions” section of the SAI, the disclosure states that the Fund “[m]ay purchase or sell commodities, commodities contracts, futures contracts, or real estate to the extent permitted by the Investment Company Act of 1940, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.” There was no mention of commodities, futures, or real estate investments in the Fund’s prospectus. To what extent will the Fund engage in these transactions?

Response: Investing in commodities, futures or real estate is not a principal investment strategy of the Fund. The Fund intends to invest less than 5% of its assets in these instruments.

7. Comment: Under the heading “1940 Act Restrictions” in the SAI, clarify that the only exception to the prohibition for an open-end company is bank borrowings with 300% asset coverage or for temporary purposes with a 5% limit. Please combine the discussions of the Section 18 limits in this section into a single coherent discussion.

Response: The Trust has made the requested changes in the requested location.

8. Comment: Please explain to us whether the Fund has any intention of investing in other investment companies. There was no mention of such investments in the prospectus.

Response: Investing in other investment companies is not a principal investment strategy of the Fund. The Prospectus does, however, disclose in the table starting on page 14 in the “Instruments, Investment Techniques and Risks” section of the Prospectus that investment company securities are instruments in which the Fund may invest.

9. Comment: Under the heading “1940 Act Restrictions” in the SAI, please include after the word “days” the following language: “(not including Sundays and holidays)”.

Response: The requested change has been made.

10. Comment: In non-fundamental investment restriction number 4 in the SAI, please further clarify that because the Fund cannot issue senior securities it may only enter into any short sales and the derivatives listed here only to the extent that it segregates and marks to market daily, liquid securities equal to the Fund’s potential obligation or economic exposure under the instruments. See Release 10666, as modified by subsequent no-action letters.

Response: The Trust respectfully declines to make the requested change, because the Trust prefers to leave unchanged the non-fundamental investment restrictions of the Fund, unless necessary because of a change in law or other circumstance.

11. Comment: Under the heading “Leadership Structure and Risk Oversight” in the “Management of HighMark Funds” section of the SAI, please revise the statement: “The Board of Trustees believes that its leadership structure is appropriate given its specific characteristics.” It is a conclusory statement. What are the specific characteristics “of the Fund” that make its leadership structure appropriate? See Item 17(b)(1).

Response: The Trust has revised the disclosure to state the following: “The Board of Trustees believes that its leadership structure is appropriate in light of the size of the Trust, the types of instruments in which the Trust’s series invest and the number of series of the Trust overseen by the Board of Trustees.”

12. Comment: In the “Management of HighMark Funds” section of the SAI, under the heading “Qualifications of Trustees,” the summary discussion of trustee qualifications is not sufficient. Item 17(b)(10) requires a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. This section does not provide investors with meaningful disclosure that enables them to determine whether and why a particular trustee is appropriately qualified. It is not sufficient to simply list the job titles of each of the Trustees.

Response: The Trust respectfully notes that disclosure responsive to Item 17(b)(10) follows the trustee and officer table and is as follows:

In certain cases, additional considerations contributed to the Board’s conclusion that an individual should serve on the Board. For example, the Board considered the following in concluding that the individual should serve as a Trustee: Mr. Noel’s and Ms. Dilsaver’s experience serving as directors of other companies; Messrs. Benkert’s, Braje’s and Noel’s experience as executives of other companies; Ms. Dilsaver’s experience as an executive of another investment company; Mr. Goldfarb’s accounting experience; Ms. Posoff’s experience as a financial services professional; and Mr. Malm’s experience as an executive of the Fund and director of HCM.

Should you have any questions, please do not hesitate to call me at (415) 315-6366. Thank you for your assistance.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:	Ann Lau, HighMark Capital Management, Inc.
Pamela O’Donnell, HighMark Capital Management, Inc.
Karen Seaman, Union Bank, N.A.
John M. Loder, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP
Jessica Riley Hale, Ropes & Gray LLP